SCHEDULE 13G

The Vincam Group, Inc.
Common Stock
CUSIP #  92719B104

CUSIP #  92719B104
Item 1: Reporting Person - Carlos A. Saladrigas
Item 2(a): Reporting Person is a member of a group.
Item 4: United States of America
Item 5: 1,002,452
Item 6: 1,061,250
Item 7: 1,002,452
Item 8: 1,061,250
Item 9: 2,063,702
Item 11: 25.7%
Item 12: IN

CUSIP # 92719B104
Item 1: Reporting Person - Olga M. Saladrigas
Item 2(a): Reporting Person is a member of a group.
Item 4: United States of America
Item 5: None
Item 6: 1,061,250
Item 7: None
Item 8: 1,061,250
Item 9: 1,061,250
Item 11: 13.2%
Item 12: IN

CUSIP # 92719B104
Item 1: Reporting Person - Saladrigas Heritage Investments, Inc.
Item 2(a): Reporting Person is a member of a group.
Item 4: Florida
Item 5: None
Item 6: 1,061,250
Item 7: None
Item 8: 1,061,250
Item 9: 1,061,250
Item 11: 13.2%
Item 12: CO

CUSIP # 92719B104
Item 1: Reporting Person - Saladrigas Family Limited Partnership
Item 2(a): Reporting Person is a member of a group.

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Item 4: Florida
Item 5: None
Item 6: 1,061,250
Item 7: None
Item 8: 1,061,250
Item 9: 1,061,250
Item 11: 13.2%
Item 12: PN

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).  Name of Issuer:
            The Vincam Group, Inc.

Item 1(b).  Name of Issuer's Principal Executive Offices:
            2850 Douglas Road
            Coral Gables, FL  33134

Item 2(a).  Name of Person Filing:
This Schedule 13G is filed jointly by the following persons: (i) Carlos A. Saladrigas, (ii) Olga M. Saladrigas, (iii) Saladrigas Heritage Investments, Inc. and (iv) Saladrigas Family Limited Partnership.

Item 2(b).  Address or Principal Business Office or, if None, Residence:
The following is the principal business office of Carlos A. Saladrigas, Saladrigas Heritage Investments, Inc. and Saladrigas Family Limited Partnership:
2850 Douglas Road
Coral Gables, FL 33134
The following is the residence of Olga M. Saladrigas:
11000 S.W. 83rd Avenue
Miami, Florida 33156

Item 2(c).  Citizenship:
Carlos A. Saladrigas and Olga M. Saladrigas are citizens of the United States of America. Saladrigas Heritage Investments, Inc. is a corporation formed under the laws of the State of Florida. Saladrigas Family Limited Partnership is a limited partnership formed under the laws of the State of Florida.

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number:
            92719B104

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Item 3.  Not applicable

Item 4.  Ownership
The following describes the beneficial ownership of Carlos A. Saladrigas of common stock of The Vincam Group, Inc. See Item 6 below for a description of the nature of the shared voting and dispositive power exercised by Carlos A. Saladrigas as to 1,061,250 shares of common stock of The Vincam Group, Inc.

                  (a)  Amount Beneficially Owned:
                       2,063,702

                  (b)  Percent of Class:
                       25.7%

                  (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:
                       1,002,452

                  (ii) shared power to vote or to direct the vote:
                       1,061,250

                  (iii) sole power to dispose or to direct the disposition of:
                        1,002,452

                  (iv) shared power to dispose or to direct the disposition of:
                       1,061,250

The following describes the beneficial ownership of Olga M. Saladrigas of the common stock of The Vincam Group, Inc. See Item 6 below for a description of the nature of the shared voting and dispositive power exercised by Olga M. Saladrigas as to 1,061,250 shares of common stock of The Vincam Group, Inc.

                  (a)  Amount Beneficially Owned:
                       1,061,250

                  (b)  Percent of Class:
                       13.2%

                  (c)  Number of shares as to which such person has:


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                  (i)  sole power to vote or to direct the vote:
                       None.

                  (ii) shared power to vote or to direct the vote:
                       1,061,250

                  (iii) sole power to dispose or to direct the disposition of:
                        None.

                  (iv) shared power to dispose or to direct the disposition of:
                       1,061,250

The following describes the beneficial ownership of each of Saladrigas Heritage Investments, Inc. and Saladrigas Family Limited Partnership of the common stock of The Vincam Group, Inc. See Item 6 below for a description of the nature of the shared voting and dispositive power exercised by Saladrigas Heritage Investments, Inc. and Saladrigas Family Limited Partnership as to 1,061,250 shares of common stock of The Vincam Group, Inc.

                  (a)  Amount Beneficially Owned:
                       1,061,250

                  (b)  Percent of Class:
                       13.2%

                  (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:
                       None.

                  (ii) shared power to vote or to direct the vote:
                       1,061,250

                  (iii) sole power to dispose or to direct the disposition of:
                        None.

                  (iv) shared power to dispose or to direct the disposition of:
                         1,061,250

Item 5.  Ownership of Five Percent or Less of a Class.
                  Not applicable.



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Item 6.  Ownership or More than Five Percent on Behalf of Another Person.

     Each of Carlos A. Saladrigas and his spouse Olga M. Saladrigas is the holder of record of 50% of the voting securities of Saladrigas Heritage Investments, Inc. Saladrigas Heritage Investments, Inc. is the general partner of Saladrigas Family Limited Partnership, the assets of which include 1,061,250 shares of common stock of The Vincam Group, Inc. All of the limited partnership interests in the limited partnership are owned by Carlos A. Saladrigas, Olga M. Saladrigas, three of their children who share their household, and a trust for the benefit of a fourth child who also shares their household (neither Carlos A. Saladrigas nor his spouse is a trustee of such trust). None of the limited partners, in their capacities as such, has any voting or dispositive power with respect to the shares of common stock of The Vincam Group, Inc. owned by Saladrigas Family Limited Partnership. As a 50% shareholder of the company that has voting and dispositive power over the 1,061,250 shares owned by the limited partnership, each of Carlos A. Saladrigas and Olga M. Saladrigas shares voting and dispositive power over such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.
                  See Exhibit A.

Item 9.  Notice of Dissolution of Group.
                  Not applicable.

Item 10.  Certification.
                  Not applicable.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with the beneficial ownership of Carlos A. Saladrigas of the common stock of The Vincam Group, Inc., is true, complete and correct.


/s/ CARLOS A. SALADRIGAS
--------------------------
Carlos A. Saladrigas
Date:  February 14, 1997

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with the beneficial ownership of Olga M. Saladrigas of the common stock of The Vincam Group, Inc., is true, complete and correct.

Olga M. Saladrigas, by and through her Attorney-in-fact

/s/ CARLOS A. SALADRIGAS
--------------------------
Name: Carlos A. Saladrigas
Title:   Attorney-in-fact
Date:   February 14, 1997

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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with the beneficial ownership of Saladrigas Heritage Investments, Inc. of the common stock of The Vincam Group, Inc., is true, complete and correct.


Saladrigas Heritage Investments, Inc.

By: /s/ CARLOS A. SALADRIGAS
  -------------------------------------
  Carlos A. Saladrigas, President
  Date:     February 14, 1997


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with the beneficial ownership of Saladrigas Family Limited Partnership of the common stock of The Vincam Group, Inc., is true, complete and correct.

Saladrigas Family Limited Partnership

By:      Saladrigas Heritage Investments, Inc.,
         the General Partner of Saladrigas Family Limited Partnership


By: /s/ CARLOS A. SALADRIGAS
  --------------------------------------
  Carlos A. Saladrigas, President
  Date:  February 14, 1997



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                                  Schedule 13G

                                  Exhibit Index

EXHIBIT
-------
A Persons constituting a group under Section 13d(3) of the Exchange Act of 1934 for purposes of this filing.

B         Joint filing agreement pursuant to Rule 13d-1(f)(1)

C         Power of Attorney, Olga M. Saladrigas

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                                    Exhibit A

Carlos A. Saladrigas
Olga M. Saladrigas
Saladrigas Heritage Investments, Inc.
Saladrigas Family Limited Partnership

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                                    Exhibit B

                           Rule 13d-1(f)(1) Agreement

     The undersigned persons, on February 14, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of The Vincam Group, Inc. at December 31, 1996.

/s/ CARLOS A. SALADRIGAS
------------------------------
Carlos A. Saladrigas


Olga M. Saladrigas, by and through her Attorney-in-fact

/s/ CARLOS A. SALADRIGAS
------------------------------
Name: Carlos A. Saladrigas
Title: Attorney-in-fact


Saladrigas Heritage Investments, Inc.

By: /s/ CARLOS A. SALADRIGAS
  ------------------------------------------
  Carlos A. Saladrigas, President


Saladrigas Family Limited Partnership

By:  Saladrigas Heritage Investments, Inc.,
     the General Partner of Saladrigas Family Limited Partnership

By: /s/ CARLOS A. SALADRIGAS
  ------------------------------------------------------------------------
  Carlos A. Saladrigas, President of Saladrigas Heritage Investments, Inc.


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                                    Exhibit C

                                Power of Attorney

Know all by these presents, that the undersigned hereby constitutes and appoints Carlos A. Saladrigas, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned all forms that the undersigned may be required to file with the U.S. Securities and Exchange Commission with respect to securities of The Vincam Group, Inc., including without limitation all Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities and Exchange Act of 1934 (the "1934 Act") and the rules thereunder, and all Schedules 13G or 13D in accordance with Section 13(d) of the 1934 Act and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such forms, including without limitation any such Form 3, 4, or 5 or Schedule 13G or 13D, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with the 1934 Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any forms with the U.S. Securities and Exchange Commission, including without limitation Forms 3, 4 and 5 and Schedules 13G and 13D, with respect to securities issued by The Vincam Group, Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.


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IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of February, 1997.


/s/ OLGA M. SALADRIGAS
-------------------------
Olga M. Saladrigas




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